13010841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8- 65724

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strategic Point Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

294 West Exchange Street
(No. and Street)

Providence	RI	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Felice — 401-273-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LGC&D LLP
(Name – *if individual, state last, first, middle name*)

10 Weybosset Street, Suite 700	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2012

LGCD
CPAs/ Business Advisors

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2012

LGCD
CPAs/ Business Advisors

OATH OR AFFIRMATION

I, Andrea Felice, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Strategic Point Securities, LLC as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Andrea R Felice
Signature

CFO / FINOP
Title

Subscribed and sworn to before me this
25 day of February, 2013

Christine H Canapari
Notary Public

CHRISTINE H CANAPARI
Notary Public-State of Rhode Island
My Commission Expires
November 09, 2015

Commission expires

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- (x) (c) Statement of Income
- (x) (d) Statement of Cash Flows
- (x) (e) Statement of Changes in Member's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
- (x) (l) An Oath or Affirmation
- (x) (m) A Copy of the Securities Investor Protection Corporation Supplemental Report (bound under separate cover)
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- (x) (o) Independent Auditors' Report on Internal Control
- ( ) (p) Schedule of Segregation Requirements and Funds in Segregation – Customer's Regulated Commodity Futures Account Pursuant to Rule 171-5

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

LGCD
CPAs/Business Advisors

Independent Auditors' Report

Member
Strategic Point Securities, LLC
(a Limited Liability Company)
Providence, Rhode Island

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Strategic Point Securities, LLC (a Limited Liability Company) (the Company) (a wholly-owned subsidiary of Strategic Point Holdings, LLC) as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A Limited Liability Partnership
10 Weybosset Street, Suite 700, Providence, RI 02903 • (p) 401.421.4800 • 1.800.927.LGCD • (f) 401.421.0643 • www.lgcd.com

Member
Strategic Point Securities, LLC
(a Limited Liability Company)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Point Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

LGC&D LLP

Providence, Rhode Island
February 25, 2013

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	134,515
Deposit with clearing broker-dealer		25,000
Due from affiliates		103
Prepaid expenses		11,797
Goodwill		190,995
Intangible assets, less accumulated amortization		104,306
	$	466,716

LIABILITY AND MEMBER'S EQUITY

Liability, accounts payable	$	3,030
Commitment (Note 2)		
Member's equity		463,686
	$	466,716

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2012

Revenues:		
Commissions	$	138,437
12b-1 fees		370,526
Interest income		39
		509,002
Expenses:		
Employee compensation and benefits		262,806
Clearing expenses		63,879
Overhead charges		16,918
Amortization of intangible assets		28,578
Professional fees		25,322
Other operating expenses		21,850
		419,353
Net income	$	89,649

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

Balance, beginning of year	$ 509,037
Net income	89,649
Distributions to Member	(135,000)
Balance, end of year	$ 463,686

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net income	$	89,649
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization		28,578
Increase in:		
Prepaid expenses		(169)
Accounts payable		(2,673)
Decrease in due from affiliates		3,808
Net cash provided by operating activities		119,193
Cash used in financing activities, distributions to Member		(135,000)
Net decrease in cash and cash equivalents		(15,807)
Cash and cash equivalents, beginning of year		150,322
Cash and cash equivalents, end of year	$	134,515

See notes to financial statements.

1. Organization and summary of significant accounting policies:

Strategic Point Securities, LLC (the Company) is a wholly-owned subsidiary of Strategic Point Holdings, LLC (the Member). The Member is a wholly-owned subsidiary of Focus Operating, LLC, which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides brokerage services to customers of a subsidiary of the Member operating as an investment advisory company registered with the SEC and various state securities and other agencies providing financial advisory services to affluent and emerging affluent individuals, employee benefit plans, and corporate and nonprofit entities, located principally in Rhode Island.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2012, the Company had $107,971 of cash equivalents, consisting of money market mutual funds which are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Goodwill and intangible assets:

Goodwill is tested at least annually for impairment, and is tested for impairment more frequently if events and circumstances (for example, financial losses and adverse business conditions) indicate that it might be impaired. A two-step impairment test is performed on goodwill. In the first step, the Company compares its fair value to the carrying value of its net assets. Fair value is determined using a discounted cash flow approach. Under this approach, management uses certain assumptions in its discounted cash flow analysis. These assumptions include but are not limited to: a risk adjusted rate that is estimated to be commensurate with the risk associated with the underlying cash flows, cash flow trends from prior periods, current-period cash flow, and management's expectation of future cash flow based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends and regulatory or legislative changes which may occur.

If the Company's fair value exceeds the carrying value of its net assets, no further testing is performed. If the carrying value exceeds the fair value, then the Company performs the second step in order to determine the implied fair value of goodwill and compares it to the carrying value of goodwill for impairment loss assessment.

Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for customer lists and a 20-year estimated useful life for trademarks. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset.

1. Organization and summary of significant accounting policies (continued):

Securities transactions:

The Company buys and sells securities for customers of a subsidiary of the Member by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur. 12b-1 distribution fees based on a percentage of a mutual fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recorded when earned.

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

Liability of the Member:

The Member is not liable for obligations or liabilities of the Company, except to the extent provided for in the Delaware Act.

2. Related party transaction:

The Company maintains an expense-sharing agreement with its Member under which the Company is required to reimburse the Member for its allocable share of expenses, as determined by the Member. For the year ended December 31, 2012, the Member allocated $37,745 of expenses to the Company. Amounts allocated by the Member and charged to the Company have been classified in the accompanying statement of income based on their natural classification.

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $154,325, which was $104,325 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .020 to 1.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Intangible assets and goodwill:

Intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization
Customer lists	$ 281,189	$ 191,424
Trademarks	22,045	7,504
Total	$ 303,234	$ 198,928

Amortization expense for each of the years ending December 31, 2013 through 2015 will be $28,578; for the years ending December 31, 2016 and 2017, amortization expense will be $4,581 and $1,078, respectively.

There were no changes in goodwill during the year ended December 31, 2012.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012

Net capital:	
Total member's equity and total qualified for net capital	$ 463,686
Deductions and/or charges:	
Non-allowable assets:	
Due from affiliates	103
Prepaid expenses	11,797
Goodwill	190,995
Intangibles, net of accumulated amortization	104,306
Total deductions and/or charges	307,201
Net capital before haircuts on money market funds	156,485
Haircuts on money market funds	2,160
Net capital	$ 154,325
Aggregate indebtedness:	
Accounts payable	$ 3,030
Total aggregate indebtedness	$ 3,030
Minimum net capital required (greater of $50,000 or 6.66% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 104,325
Excess net capital at 1,000 percent	$ 94,325
Ratio, aggregate indebtedness to net capital	.020 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

SCHEDULE II

STATEMENT OF EXEMPT STATUS

DECEMBER 31, 2012

Strategic Point Securities, LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act). The Company is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Act. The Company clears all transactions on behalf of a customer on a fully disclosed basis with a clearing broker-dealer, promptly transmits all customer funds and securities to the clearing broker-dealer, and the clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records. The Company is thereby exempt from the requirement for a computation for determination of reserve requirements pursuant to Rule 15c3-3. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.

LGCD
CPAs/ Business Advisors

Independent Auditors' Report on Internal Control

Member
Strategic Point Securities, LLC
(a Limited Liability Company)
Providence, Rhode Island

In planning and performing our audit of the financial statements of Strategic Point Securities, LLC (a Limited Liability Company) (the Company) (a wholly-owned subsidiary of Strategic Point Holdings, LLC) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

Member
Strategic Point Securities, LLC
(a Limited Liability Company)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

Independent Auditors' Report on Internal Control (Continued)

Member
Strategic Point Securities, LLC
(a Limited Liability Company)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LGC&D LLP

Providence, Rhode Island
February 25, 2013

Was

STRATEGIC POINT SECURITIES, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION
(FORM SIPC-7)

YEAR ENDED DECEMBER 31, 2012

LGCD
CPAs/ Business Advisors

STRATEGIC POINT SECURITIES, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION
(FORM SIPC-7)

YEAR ENDED DECEMBER 31, 2012

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

LGCD
CPAs/ Business Advisors

LGCD
CPAs/Business Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures

Member
Strategic Point Securities, LLC
(a Limited Liability Company)
Providence, Rhode Island

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Strategic Point Securities, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to the respective cancelled checks, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.
3. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LGC&D LLP

Providence, Rhode Island
February 25, 2013

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

SCHEDULE OF ASSESSMENT AND PAYMENTS
[GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)] TO
THE SECURITIES INVESTOR PROTECTION CORPORATION
YEAR ENDED DECEMBER 31, 2012

Total revenue	$ 509,002
Additions	- 0 -
Deductions	- 0 -
Total additions / deductions	- 0 -
SIPC net operating revenues	$ 509,002
General assessment at .0025	$ 1,272
Payments made:	
July 20, 2012	691
January 24, 2013	581
	1,272
Less overpayments applied	- 0 -
Plus interest on late payments	- 0 -
Assessment balance due (overpaid)	$ - 0 -

LGCD

10 Weybosset Street • Suite 700 • Providence RI 02903 • (p) 401.421.4800 • (f) 401.421.0643 • www.lgcd.com

LGCD

10 Weybosset Street • Suite 700 • Providence RI 02903 • (p) 401.421.4800 • (f) 401.421.0643 • www.lgcd.com